Indigenisation update: Transfer of a further 20% of Blanket Mine to Indigenous parties

Toronto, Ontario May 24, 2012: Caledonia Mining Corporation (“Caledonia” or the “Company”) (TSX: CAL, OTCQX: CALVF, AIM: CMCL) is pleased to announce that two further agreements have been signed in respect of the transfer of 20% of the Blanket Mine in Zimbabwe (“Blanket”) to two Indigenous Zimbabwean Trusts. These agreements have been made in accordance with the Memorandum of Understanding (“MoU”), which was signed with the Government of Zimbabwe on February 20, 2012, which is acknowledged by its signatories as being a binding agreement, and pursuant to which Indigenous Zimbabweans will acquire an effective 51% ownership of the Blanket Mine for a paid transactional value of US$30.09 million.

An agreement has been signed for the sale of 10% of Blanket for a consideration of US$ 7.339 million to The Blanket Mine Employee Trust; a trust that has been established for the benefit of the present and future managers and employees of Blanket.

A second agreement has been signed for the donation of 10% of Blanket to the Gwanda Community Share Ownership Trust, a trust that has been established for the benefit of the local community.  Pursuant to the terms of the MoU, Blanket will now make a non-refundable donation of US$1.0 million to this trust.

These two agreements are in addition to the agreement for the sale of 15% ownership of Blanket to a consortium of Indigenous Zimbabweans for a consideration of US$11.0 million, which the Company announced on May 10, 2012.

Caledonia has submitted an agreement regarding the last remaining indigenisation transaction being the sale of a 16% interest to the National Indigenisation and Economic Empowerment Fund.

Caledonia will facilitate the vendor funding of all the sale transactions which will be repaid by way of future dividends from Blanket.  Outstanding balances on these facilitation loans will attract interest at a rate of 10% over the 12-month LIBOR.  The timing for the repayment of the facilitation loans will depend on the future financial performance of Blanket.  Caledonia expects to redeploy the sale consideration in its projects.

Completion of these sale agreements is subject to several conditions precedent which include certain approvals from the Reserve Bank of Zimbabwe and Caledonia receiving confirmation from the Government of Zimbabwe that full implementation of the terms of the MoU constitutes compliance by Blanket and Caledonia with the requirements of the Indigenisation Act.

Further announcements will be made when appropriate.

Blanket’s unaudited revenues and profit after tax for the year to December 31, 2011 were US$56.6 million and US$19.2 million respectively.

For more information, please contact:

Caledonia Mining Corporation Mark Learmonth Tel: + 27 11 447 2499 marklearmonth@caledoniamining.com	Canaccord Genuity Limited John Prior / Sebastian Jones Tel: + 44 20 7523 8350

Newgate Threadneedle Terry Garrett /Beth Harris/Graham Herring Tel: +44 20 7653 9850	CHF Investor Relations Stephanie Fitzgerald Tel : +1 416 868 1079 x 222 stephanie@chfir.com